14041440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 29827

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/13 (MM/DD/YY) AND ENDING 6/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Worth Financial Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16660 Dallas Parkway, Suite 2200
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim W. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worth Financial Group Inc., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LISA LEE GESIN
Notary Public, State of Texas
My Commission Expires
July 29, 2018

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORTH FINANCIAL GROUP INC.

FINANCIAL REPORT

JUNE 30, 2014

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Worth Financial Group Inc.

We have audited the accompanying statement of financial condition of Worth Financial Group Inc. (a Texas corporation) as of June 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Worth Financial Group Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worth Financial Group Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Worth Financial Group Inc.'s financial statements. The supplemental information is the responsibility of Worth Financial Group Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 25, 2014

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WORTH FINANCIAL GROUP INC.
Statement of Financial Condition
June 30, 2014

ASSETS	
Cash	$ 2,033
Commissions receivable	50,638
Investment advisory fees receivable	33,079
Advances to brokers	1,015
Clearing deposits	21,005
Property and equipment, net	5,616
Security deposit	1,237
TOTAL ASSETS	$ 114,623
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 9,782
Accrued expenses	9,542
Accrued compensation	57,354
Total Liabilities	76,678
Stockholders' Equity	
Preferred stock, $100 par value, 500,000 shares authorized, no shares issued and outstanding	-
Common stock, $.01 par value, 9,500,000 shares authorized, 300,000 shares issued and outstanding	3,000
Additional paid-in capital	32,500
Retained earnings	2,445
TOTAL STOCKHOLDERS' EQUITY	37,945
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 114,623

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Income
Year Ended June 30, 2014

Revenue	
Securities commissions	$ 560,872
Investment advisory fees	377,217
Investment company share commissions	215,156
Insurance commissions	116,935
Other revenue	43,721
TOTAL REVENUE	1,313,901
Expenses	
Compensation and related costs	808,521
Clearing charges	223,260
Service fees	166,175
Communications	23,221
Regulatory fees	21,187
Occupancy and equipment	18,359
Professional fees	18,108
Other expenses	36,526
TOTAL EXPENSES	1,315,357
NET LOSS	$ (1,456)

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2014

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at June 30, 2013	300,000	$ 3,000	$ 32,500	$ 3,901	$ 39,401
Net loss	-	-	-	(1,456)	(1,456)
Balances at June 30, 2014	300,000	$ 3,000	$ 32,500	$ 2,445	$ 37,945

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Cash Flows
Year Ended June 30, 2014

Cash flows from operating activities:	
Net loss	$ (1,456)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,675
Changes in assets and liabilities	
Increase in commissions receivable	(18,861)
Increase in investment advisory fees receivable	(1,472)
Increase in clearing deposits	(2)
Decrease in advances to brokers	32
Increase in accounts payable	9,196
Increase in accrued expenses	2,931
Increase in accrued compensation	8,571
Net cash provided by operating activities	1,614
Cash flows from investing activities:	
Purchase of property and equipment	(1,753)
Net change in cash and cash equivalents	(139)
Cash and cash equivalents at beginning of year	2,172
Cash at end of year	$ 2,033

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 34
Income taxes - federal	$ -
Income taxes - state	$ -

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Notes to Financial Statements
June 30, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Worth Financial Group Inc. (the Company) was organized in March 1983 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a Registered Investment Advisor with the state of Texas. The majority of the Company's customers are individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using both the straight-line method and accelerated methods over estimated useful lives of five to seven years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

General securities commissions and related expenses are recorded on a trade date basis.

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed monthly in arrears.

Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Insurance commissions are recorded when the policies are funded by the customer.

Income Taxes

As of June 30, 2014, open Federal tax years subject to examination include the tax years ended June 30, 2011 through June 30, 2013.

The Company is also subject to state income taxes.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Note 2 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $21,000 as deposits in accounts with the clearing broker/dealers.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company had net capital of $26,973, which was $21,861 in excess of its net capital requirement of $5,112. The Company's net capital ratio was 2.84 to 1.

The Company had a net capital deficiency from December 31, 2013 to January 2, 2014 as a result of a FINRA required reclassification of an asset from allowable to non-allowable. There were no securities transactions during this period. The Company filed notice of the net capital deficiency under SEC Rule 17a-11(b).

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 14,293
Computer equipment	15,910
Software	1,476
	31,679
Accumulated depreciation	(26,063)
	$ 5,616

Depreciation expense for the year was $2,675 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The Company has current year taxable income which differs from the net book loss due to permanent non-deductible differences net of accelerated depreciation used for income tax purposes. The current year taxable income was fully offset by prior years net operating loss carryforwards. The Company has a net operating loss carry forward of approximately $25,000 available to offset future taxable income, which begins expiring in 2032. The net operating loss carryforward net of the tax depreciation in excess of book depreciation creates a deferred tax asset of approximately $3,750; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease through July 2016. Future minimum lease payments due for each of the years ending June 30 are as follows:

2015	$ 14,839
2016	14,839
Thereafter	1,237
	$ 30,915

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $13,676 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Concentration of Credit Risk and Revenue

The Company has commissions receivable of $41,596 and a clearing deposit of $15,005, or a total of $56,961, or approximately 50% of its total assets, in amounts held at or due from one of its clearing broker/dealers, and investment advisory fees receivable of $33,079 or approximately 29% of its total assets in amounts due from a national broker/dealer.

One of the Company's investment advisor representatives generated approximately 25% of the Company's revenue and accounted for approximately 25% of the Company's compensation and related costs for the year ended June 30, 2014.

Note 8 - Related Party Transactions

The Company entered into a consulting agreement (Agreement) effective January 1, 2007 and amended January 1, 2012 with the president, who is also the majority shareholder (Shareholder). The Agreement requires the Shareholder to advise the Company on corporate matters and day-to-day operations for a term of five years expiring December 31, 2016. Fees payable under this Agreement include: 1) consulting fees not to exceed $150,000 per year, plus 2) commissions and overrides generated by the Shareholder. Fees are invoiced monthly and totaled $58,525 for the year ended June 30, 2014, and are reflected in the accompanying statement of income as compensation and related costs. The Agreement was not consummated on terms equivalent to arms length transactions.

The Company and a related party entered into an office expense sharing agreement (Expense Sharing Agreement) in May 2014 requiring the Company to provide office space, office equipment, telephone and administrative services to the related party. Monthly fees under the Expense Sharing Agreement are currently $1,500. Fees under the Expense Sharing Agreement totaled $28,100 for the year ended June 30, 2014 and are included in other revenue in the accompanying statement of income. The Expense Sharing Agreement was not consummated on terms equivalent to arms length transactions.

Note 9 - Services Agreement

The Company entered into a services agreement (Services Agreement) effective July 1, 2007 with an unrelated investment advisor (Advisor). The Services Agreement requires the Advisor to provide the Company with research, portfolio reporting and advisory services. The initial term of the Services Agreement was for one year and automatically renews unless notified in writing by either party at least thirty days prior to the renewal date. Fees payable under Services Agreement are invoiced monthly and totaled $166,175 for the year ended June 30, 2014.

Note 10 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

Note 11 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2014, through August 25, 2014, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

WORTH FINANCIAL GROUP INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2014

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 37,945
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	2,804
Advances to brokers	1,015
Property and equipment, net	5,616
Security deposit	1,237
Total deductions and/or charges	10,672
Net capital before haircuts on securities positions	27,273
Haircuts on securities:	
Cash equivalents - clearing deposit	300
Net Capital	$ 26,973
Aggregate indebtedness	
Accounts payable	9,782
Accrued expenses	9,542
Accrued compensation	57,354
Total aggregate indebtedness	$ 76,678
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,112
Net capital in excess of minimum requirement	$ 21,861
Ratio of aggregate indebtedness to net capital	2.84 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2014 as filed by Worth Financial Group Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Worth Financial Group Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Worth Financial Group Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Worth Financial Group Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Worth Financial Group Inc. stated that Worth Financial Group Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Worth Financial Group Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Worth Financial Group Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 25, 2014

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WORTH FINANCIAL GROUP
INC.
EST. 1983

16660 Dallas Pkwy Ste 2200
Dallas, Texas 75248
Phone:(469) 916-4287 Fax:(469) 916-3916

JIM W. CLARK
President

EXEMPTION REPORT

Worth Financial Group, Inc.'s Assertions

We confirm, to the best of our knowledge and belief, that:

1. Worth Financial Group, Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year July 1, 2013 to June 30, 2014.
2. Worth Financial Group, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year July 1, 2013 to June 30, 2014 without exception.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Worth Financial Group Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Worth Financial Group Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Worth Financial Group Inc.'s compliance with the applicable instructions of Form SIPC-7. Worth Financial Group Inc.'s management is responsible for the Worth Financial Group Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (there were no adjustments) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (none) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029827 FINRA JUN
WORTH FINANCIAL GROUP INC
16660 DALLAS PKWY STE 2200
DALLAS TX 75248-2612

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim Clark
469-916-4287

2. A. General Assessment (item 2e from page 2)		$ 815.01
B. Less payment made with SIPC-6 filed (exclude interest) 2/3/2014 Date Paid		(421.07)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		393.94
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 393.94
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 393.94	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Worth Financial Group Inc.
(Name of Corporation, Partnership or other organization)

Jim Clark
(Authorized Signature)

President
(Title)

Dated the 23rd day of July, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,313,900
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	709,303
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	223,259
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	11,558
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	43,778
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	987,898
2d. SIPC Net Operating Revenues	$ 326,002
2e. General Assessment @ .0025	$ 815.01

(to page 1, line 2.A.)